SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

ENDURO ROYALTY TRUST

(Name of Issuer)

Trust Units

(Title of Class of Securities)

29269K 100

(CUSIP Number)

Jon S. Brumley 777 Main Street, Suite 800 Fort Worth, Texas 76102 (817) 744-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Enduro Resource Partners LLC 27-2036288
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,800,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,800,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,800,000 Trust Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Enduro Resource Holdings LLC 45-3755571
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00 (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,800,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,800,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,800,000 Trust Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R/C IV Enduro Holdings, L.P. 27-2612939
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,800,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,800,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,800,000 Trust Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60%
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

*SEE INSTRUCTIONS

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Riverstone/Carlyle Energy Partners IV, L.P. 26-1546757
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,800,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,800,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,800,000 Trust Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60%
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

*SEE INSTRUCTIONS

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R/C Energy GP IV, LLC 26-1546667
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,800,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,800,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,800,000 Trust Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS

Item 1.	Security and Issuer

  This Schedule 13D (this “Schedule 13D”) relates to the trust units representing beneficial interests (the “Trust Units”) in Enduro Royalty Trust, a Delaware statutory trust (the “Issuer”), which has its principal executive offices at 919 Congress Avenue, Suite 500, Austin, Texas 78701.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro Partners”);

(ii)	Enduro Resource Holdings LLC, a Delaware limited liability company (“Enduro Holdings” and, together with Enduro Partners, the “Enduro Entities”);

(iii)	R/C IV Enduro Holdings, L.P., a Delaware limited partnership (“R/C IV Enduro”);

(iv)	Riverstone/Carlyle Energy Partners IV, L.P., a Delaware limited partnership (“Riverstone/Carlyle Energy”); and

(v)	R/C Energy GP IV, LLC (“R/C Energy GP” and, together with R/C IV Enduro and Riverstone/Carlyle Energy, the “Riverstone Entities”).

The Enduro Entities and the Riverstone Entities are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(b)	(i) The address of the principal business office of each Enduro Entity is as follows:

777 Main Street, Suite 800

Fort Worth, Texas 76102.

(ii)	The address of the principal business office of each Riverstone Entity is as follows:

c/o Riverstone Holdings LLC

712 Fifth Avenue, 51st Floor

New York, New York 10019.

(c)	(i)	Enduro Partners is a privately-held Delaware limited liability company engaged in the production and development of oil and natural gas from properties located in Texas, Louisiana and New Mexico. Enduro Partners is the sole record owner of the Trust Units reported as beneficially owned in this Schedule 13D.

(ii)	Enduro Holdings was formed to be the sole member of Enduro Partners.

(iii)	Each of the Riverstone Entities is a private equity investment fund. R/C IV Enduro was formed to be a member of Enduro Holdings. Riverstone/Carlyle Energy’s principal business is serving as the general partner of Riverstone/Carlyle Global Energy and Power Fund IV L.P. and various other affiliated entities. R/C Energy GP’s principal business is serving as the general partner of Riverstone/Carlyle Energy.

(d)-(e)	During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information required by this Item 2 concerning the executive officers and managers, as applicable, of certain of the Reporting Persons (collectively, the “Listed Persons”) is set forth on Schedule A, attached hereto, which is incorporated herein by reference. To the Reporting Persons’ knowledge, none of the persons listed on Schedule A as an executive officer or manager of certain of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 8, 2011, Enduro Texas LLC, a Texas limited liability company and wholly owned subsidiary of Enduro Partners (“Enduro Texas”), merged with and into the Issuer, with the Issuer continuing as the surviving entity (the “Merger”), pursuant to that certain Agreement and Plan of Merger, dated November 3, 2011 (the “Merger Agreement”). By virtue of the Merger, the Issuer retained all rights, title and interest to an 80% net profits interest in certain oil and natural gas properties in Texas, Louisiana and New Mexico held by Enduro Texas prior to the Merger. Additionally, under the terms of the Merger Agreement, the limited liability company interest in Enduro Texas held by Enduro Partners prior to the effective time of the Merger converted into the right to receive 33,000,000 Trust Units. In connection with the initial public offering of the Issuer, on November 8, 2011, Enduro Partners sold 13,200,000 Trust Units at a price of $22.00 per Trust Unit ($20.625 per Trust Unit, net of underwriting discounts and commissions).

Item 4.	Purpose of Transaction

Enduro Partners acquired the Trust Units reported in Item 3 above for investment purposes. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a) – (j) of Schedule 13D.

(a)	The Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Trust Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Trust Units now owned or hereafter acquired by them to one or more purchasers.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	(i)	Enduro Partners is the sole record and beneficial owner of 19,800,000 Trust Units, which represents 60% of the outstanding Trust Units (based on the number of Trust Units outstanding as of November 8, 2011 as disclosed in the Issuer’s and Enduro Partner’s Registration Statement filed with the Commission on Form S-1). Enduro Partners has shared voting and dispositive powers with respect to the 19,800,000 Trust Units.

(ii)	Enduro Holdings does not directly own any Trust Units. By virtue of being the sole member of Enduro Partners, Enduro Holdings may be deemed to possess shared voting and dispositive powers with respect to the 19,800,000 Trust Units held by Enduro Partners, representing 60% of the outstanding Trust Units.

(iii)	R/C IV Enduro does not directly own any Trust Units. By virtue of owning 92.7% of the limited liability company interests in Enduro Holdings, R/C IV Enduro may be deemed to possess shared voting and dispositive powers with respect to the 19,800,000 Trust Units held by Enduro Partners, representing 60% of the outstanding Trust Units.

(iv)	Riverstone/Carlyle Energy does not directly own any Trust Units. By virtue of being the sole general partner of R/C IV Enduro, Riverstone/Carlyle Energy may be deemed to possess shared voting and dispositive powers with respect to the 19,800,000 Trust Units held by Enduro Partners, representing 60% of the outstanding Trust Units.

(v)	R/C Energy GP does not directly own any Trust Units. By virtue of being the sole general partner of Riverstone/Carlyle Energy, R/C Energy GP may be deemed to possess shared voting and dispositive powers with respect to the 19,800,000 Trust Units held by Enduro Partners, representing 60% of the outstanding Trust Units.

(vi)	See Schedule A for the aggregate number and percentage of Trust Units beneficially owned by the Listed Persons.

(c)	In connection with the initial public offering of the Issuer of its Trust Units, Barclays Capital Inc. made sales to certain executive officers and managers of the Enduro Entities, at the initial public offering price of $22.00, through a directed unit program. As of the date of this report, the following Listed Persons have purchased the number of Trust Units reflected below.

Name of Person Effecting the Transaction	Number of Trust Units	Date of the Transaction
Jon S. Brumley	20,000 Trust Units	November 8, 2011

I. Jon Brumley	86,000 Trust Units	November 8, 2011

John W. Arms	20,000 Trust Units	November 8, 2011

Kimberly A. Weimer	1,700 Trust Units	November 8, 2011

Bill R. Pardue	4,200 Trust Units	November 8, 2011

David J. Grahek	1,200 Trust Units	November 8, 2011

(d)	Enduro Partners has the right to receive distributions from, and the proceeds from the sale of, the respective Trust Units reported by Enduro Partners on the cover page of this

Schedule 13D and in this Item 5. See Schedule A for the information applicable to the Listed Persons. Enduro Holdings, as the sole member of Enduro Partners, may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Trust Units beneficially owned by Enduro Partners. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Trust Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to the Trust Units that require disclosure under this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 17, 2011	ENDURO RESOURCE PARTNERS LLC

	By:	/s/ Jon S. Brumley
	Name:	Jon S. Brumley
	Title:	President and Chief Executive Officer

ENDURO RESOURCE HOLDINGS LLC

	By:	/s/ Jon S. Brumley
	Name:	Jon S. Brumley
	Title:	President and Chief Executive Officer

S-1

R/C IV ENDURO HOLDINGS, L.P.

By:	Riverstone/Carlyle Energy Partners IV, L.P., its sole general partner

By:	R/C Energy GP IV, LLC, its sole general partner

By:	/s/ Tom Walker
Name:	Tom Walker
Title:	Managing Director

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By:	R/C Energy GP IV, LLC, its sole general partner

By:	/s/ Tom Walker
Name:	Tom Walker
Title:	Managing Director

R/C ENERGY GP IV, LLC

By:	/s/ Tom Walker
Name:	Tom Walker
Title:	Managing Director

S-2

Schedule A

Listed Persons

Executive Officers of Enduro Partners

Jon S. Brumley

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: President and Chief Executive Officer of each Enduro Entity

Citizenship: USA

Amount Beneficially Owned: 20,000 Trust Units (less than 1%)*

John W. Arms

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Executive Vice President and Chief Operating Officer of each Enduro Entity

Citizenship: USA

Amount Beneficially Owned: 20,000 Trust Units (less than 1%)*

Kimberly A. Weimer

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Vice President and Chief Financial Officer of each Enduro Entity

Citizenship: USA

Amount Beneficially Owned: 1,700 Trust Units (less than 1%)*

Bill R. Pardue

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Director, Engineering and Operations of Enduro Partners

Citizenship: USA

Amount Beneficially Owned: 4,200 Trust Units (less than 1%)*

David J. Grahek

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Director, Geology of Enduro Partners

Citizenship: USA

Amount Beneficially Owned: 1,200 Trust Units (less than 1%)*

Executive Officers of Enduro Holdings

Jon S. Brumley

(see above)

Schedule A - 1

John W. Arms

(see above)

Kimberly A. Weimer

(see above)

Board of Managers of Enduro Partners and Enduro Holdings

Jon S. Brumley

(see above)

John W. Arms

(see above)

David Leuschen

c/o Riverstone Holdings LLC

712 Fifth Avenue, 51st Floor

New York, New York 10019

Principal Occupation: Senior Managing Director of Riverstone Holdings LLC (“Riverstone”)

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

Pierre F. Lapeyre, Jr.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 51st Floor

New York, New York 10019

Principal Occupation: Senior Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

N. John Lancaster, Jr.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 51st Floor

New York, New York 10019

Principal Occupation: Partner and Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

I. Jon Brumley

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Private Investor

Citizenship: USA

Amount Beneficially Owned: 86,000 Trust Units (less than 1%)*

Schedule A - 2

Managing Committee of R/C Energy GP

Pierre F. Lapeyre, Jr.

(see above)

David M. Leuschen

(see above)

Lord John Browne

c/o Riverstone Europe LLP

3 Burlington Gardens

London W1S 3EP England

Principal Occupation: Partner and Managing Director of Riverstone

Citizenship: UK

Amount Beneficially Owned: 0 Trust Units

Michael B. Hoffman

c/o Riverstone Holdings LLC

712 Fifth Avenue, 51st Floor

New York, New York 10019

Principal Occupation: Partner and Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

N. John Lancaster, Jr.

(see above)

Andrew W. Ward

c/o Riverstone Holdings LLC

712 Fifth Avenue, 51st Floor

New York, New York 10019

Principal Occupation: Partner and Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

Daniel A. D’Aniello

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W., Suite 200 South

Washington, D.C. 20004

Principal Occupation: Managing Director of The Carlyle Group

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

Edward J. Mathias

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W., Suite 200 South

Schedule A - 3

Washington, D.C. 20004

Principal Occupation: Managing Director of The Carlyle Group

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

*	Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Trust Units.

Schedule A - 4

EXHIBIT INDEX

99.1	Joint Filing Statement.